June 27, 2008

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attn:	Karen Garnett Division of Corporate Finance

Re:	Equity Residential Form S-3 Filed on June 11, 2008 (File No. 333-151588) (the “Form S-3”)

Dear Ms. Garnett:

Please find below our response to the comment contained in a letter from the Staff dated June 26, 2008 (the “Comment Letter”). Capitalized terms used herein and not defined have the same meaning as defined in the Comment Letter or the Form S-3, as the case may be.

Item 17, Undertakings, page II-2

1.	We note this is an offering pursuant to Rule 415 under the Securities Act of 1933. Accordingly, please revise your registration statement to include the undertaking required by Item 512(a)(5).

The Company will amend the registration statement to include the undertaking required by Item 512(a)(5) of Regulation S-K.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Bruce C. Strohm
Bruce C. Strohm Executive Vice President and General Counsel

cc: Byron N. Cooper